Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES CHANGE OF NAME OF PRINCIPAL SHAREHOLDER

Luxembourg/Portugal – September 30, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today that Espírito Santo International Holding S.A., based in the Grand Duchy of Luxembourg (“Luxembourg”) and the principal shareholder in the capital of ESFG has changed its legal status in that country from a financial holding company regulated by the Luxembourg law of 31st July 1929 into a Société de Participations Financières ( “Soparfi”). As a consequence, its name has changed to Espírito Santo International S.A..

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.